

August 5, 2014

Via E-mail
Mr. Stephen B. Lazarus
Executive Vice President and
 Chief Financial Officer
Steiner Leisure Limited
Suite 104A, Saffrey Square
P.O. Box N-9306
Nassau, The Bahamas

> **Re:** **Steiner Leisure Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2014**
> **Filed May 9, 2014**
> **File No. 000-28972**

Dear Mr. Lazarus:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues and Cost of Services, page 80, and Income from Operations, page 81

1. We are unable to locate the disclosure you committed to provide in response to comment 4 of your letter dated May 17, 2013. Please advise us or revise your disclosures, as you previously committed to do.

School Revenues and Cost of Services, page 80, and Income from Operations, page 81

2. Referencing your response to comment 3 in your letter dated May 17, 2013, please provide a more detailed analysis of the reason(s) underlying material quantitative changes in operating measures from period to period to provide more meaningful disclosure about your financial results. For example, you attribute the 2.1% increase in Schools revenue to increased student populations at your schools due to an increase in student enrollments; however, your operating income from the School segment declined by 1.6% during the same period. Please expand your disclosure going forward to discuss separately each significant factor affecting operating results.

Note 5. Long-term debt, page F-24

3. Please tell us and disclose whether the June 21, 2013 amendment to your credit facility represented a debt modification per ASC 470-50-40. We note that your credit agreement was amended to modify financial covenants, receive improved pricing on interest rate, and to extend the maturity date from November 1, 2016 to June 21, 2018. In conjunction with the amendment and prepayment of outstanding principal of approximately $30 million during 2013, it appears the timing and amount of your principal payments has changed. Please advise us how you accounted for the amendment to your credit facility and prepayment referencing ASC 470-50-40-10 through 470-50-40-12.

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Note 7. Segment Information, page 13

4. Referencing the goodwill of your Laser Hair segment of $195.1 million as of March 31, 2014, please advise us how you evaluated changes in conditions and circumstances as a potential triggering event to perform an interim goodwill impairment test for the Laser Hair Removal reporting unit. We noted that the Laser Hair segment operating income was negative for both the year ended December 31, 2013 and the quarterly period ended March 31, 2014; your new successful Centers do not become cash flow positive for several months; and you are evaluating whether to continue to expand your Laser Hair segment (page 15). Also, please tell us the percentage by which fair value exceeded the carrying value of the Laser Hair Removal reporting unit at December 31, 2013. Please refer to ASC 350-20-35-30 and ASC 350-20-35-3(c) through (g).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Three Months Ended March 31, 2014 Compared to the Three Months Ended March 31, 2013

<u>Revenues, Spa Operations Revenue, page 19, and Income from Operations, page 20</u>

5. Please tell us and discuss, in quantified detail, the impact of the transition off the Celebrity Cruise Line (Celebrity) ships on a comparative basis in all future interim and annual filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

        Sincerely,

        /s/ Robert S. Littlepage, for

        Larry Spirgel
        Assistant Director